FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For January 16, 2009

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated January 16, 2009; and

2.

Material Change Report dated January 19, 2009 (re: January 16, 2009, news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  January 19, 2009

By:

“Richard Fifer”

 (Name)

Its:

President and Chief Executive Officer

(Title)

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Provides Molejon Update

Vancouver, BC – January 16, 2009:  Petaquilla Minerals Ltd. (the “Company”) announces that, further to the Company’s news release dated November 28, 2008, the Company has established a working group to collaborate closely with the Autoridad Nacional del Ambiente (“ANAM”), the environmental agency of the Government of the Republic of Panama.

On November 26, 2008, ANAM issued a resolution (the “EIS Resolution”) approving the Company’s Environmental Impact Study Category III (the “EIS”).  The EIS essentially brings up to World Bank standards the environmental impact study prepared by the Company and approved by the Panamanian environmental agencies in 1996.  The EIS Resolution sets out a number of conditions to be satisfied before the Company can attain full commercial production of the Molejon Gold Mine, which forms a small part of the overall project area.  On detailed review of the EIS Resolution by the Company, it became apparent that some conditions are inapplicable to the Molejon operation, and others have already been satisfied by the Company.  The Company therefore established the working group to cooperate with ANAM to ensure that all conditions are satisfied or waived, so that full commercial production in 2009 will take place without delay.

The working group has met with the ANAM representatives on four occasions, and the Company is very pleased with progress to date.  ANAM has received the Company’s presentations in a spirit of cooperation and the Company is committed to working with the agency to resolve all outstanding issues.  ANAM has recommended that it, the Company and the Republic of Panama Ministry of Commerce and Industry (“MICI”) work on a tri-lateral basis to fulfill the terms and conditions of the EIS Resolution, and this collaborative effort is underway.  MICI is the Governmental organization with overall jurisdiction over the Molejon Project.  The Company has advised ANAM that it has reached the stage of pre-production testing and equipment calibration at the Molejon Project Site and, at ANAM’s request, has provided ANAM with a comprehensive data package describing such testing procedures, which will include the production of gold.  The Company anticipates that its on-going consultation with the Governmental Agencies will result in a smooth transition into full-scale commercial production in 2009.

The Company has been advised that ANAM has rejected a reconsideration request by the Company and its subsidiaries and Minera Panama S.A., (formerly Minera Petaquilla, S.A.) against a US$1 million fine imposed by Resolution dated November 13, 2008, for alleged violations by such companies of environmental laws that took place on the main Petaquilla Copper Concession in 2005.  The Resolution also assessed damages in the amount of US$934,694.54.  The Company has been advised by Panama counsel that there are several grounds on which the validity of the Resolution can be challenged.  The Company is currently assessing the situation to determine what action, if any, should be taken.  Consequently, the amount, if any, that may ultimately be payable by the Company cannot be determined.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer focused on bringing its 100%-owned Molejon Gold Project into production in 2009.  Anticipated throughput for the project during the first year of production will be 2200 tonnes of ore per day with an estimated gold production of 100,000 ounces.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll-free:  1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)

410 - 475 West Georgia Street

Vancouver, British Columbia V6B 4M9

Item 2.

Date of Material Change

January 16, 2009

Item 3.

News Release

The Company’s news release dated January 16, 2009, was disseminated by Marketwire, Incorporated on January 16, 2009.

Item 4.

Summary of Material Change

Petaquilla Minerals Ltd. announced that it has established a working group to collaborate closely with the Autoridad Nacional del Ambiente (“ANAM”), the environmental agency of the Government of the Republic of Panama in order to ensure that all conditions set out in ANAM’s recent resolution are satisfied or waived, so that full commercial production in 2009 will take place without delay.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated January 19, 2009

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer” Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact Telephone number:

604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Provides Molejon Update

Vancouver, BC – January 16, 2009:  Petaquilla Minerals Ltd. (the “Company”) announces that, further to the Company’s news release dated November 28, 2008, the Company has established a working group to collaborate closely with the Autoridad Nacional del Ambiente (“ANAM”), the environmental agency of the Government of the Republic of Panama.

On November 26, 2008, ANAM issued a resolution (the “EIS Resolution”) approving the Company’s Environmental Impact Study Category III (the “EIS”).  The EIS essentially brings up to World Bank standards the environmental impact study prepared by the Company and approved by the Panamanian environmental agencies in 1996.  The EIS Resolution sets out a number of conditions to be satisfied before the Company can attain full commercial production of the Molejon Gold Mine, which forms a small part of the overall project area.  On detailed review of the EIS Resolution by the Company, it became apparent that some conditions are inapplicable to the Molejon operation, and others have already been satisfied by the Company.  The Company therefore established the working group to cooperate with ANAM to ensure that all conditions are satisfied or waived, so that full commercial production in 2009 will take place without delay.

The working group has met with the ANAM representatives on four occasions, and the Company is very pleased with progress to date.  ANAM has received the Company’s presentations in a spirit of cooperation and the Company is committed to working with the agency to resolve all outstanding issues.  ANAM has recommended that it, the Company and the Republic of Panama Ministry of Commerce and Industry (“MICI”) work on a tri-lateral basis to fulfill the terms and conditions of the EIS Resolution, and this collaborative effort is underway.  MICI is the Governmental organization with overall jurisdiction over the Molejon Project.  The Company has advised ANAM that it has reached the stage of pre-production testing and equipment calibration at the Molejon Project Site and, at ANAM’s request, has provided ANAM with a comprehensive data package describing such testing procedures, which will include the production of gold.  The Company anticipates that its on-going consultation with the Governmental Agencies will result in a smooth transition into full-scale commercial production in 2009.

The Company has been advised that ANAM has rejected a reconsideration request by the Company and its subsidiaries and Minera Panama S.A., (formerly Minera Petaquilla, S.A.) against a US$1 million fine imposed by Resolution dated November 13, 2008, for alleged violations by such companies of environmental laws that took place on the main Petaquilla Copper Concession in 2005.  The Resolution also assessed damages in the amount of US$934,694.54.  The Company has been advised by Panama counsel that there are several grounds on which the validity of the Resolution can be challenged.  The Company is currently assessing the situation to determine what action, if any, should be taken.  Consequently, the amount, if any, that may ultimately be payable by the Company cannot be determined.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer focused on bringing its 100%-owned Molejon Gold Project into production in 2009.  Anticipated throughput for the project during the first year of production will be 2200 tonnes of ore per day with an estimated gold production of 100,000 ounces.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll-free:  1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.